Exhibit 12

SONOCO PRODUCTS COMPANY
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Period	Years Ended December 31,
	Six months Ended July 3,
	2016	2015	2014	2013	2012	2011
EARNINGS
Pretax income	$166,625	$328,075	$325,707	$292,709	$283,006	$284,406
Add: Distributed income from affiliates	4,575	8,131	9,809	13,631	9,329	11,676
Add: Fixed charges	42,090	83,614	81,806	88,704	91,690	64,341
Add: Amortization of capitalized interest	1,667	3,244	3,449	2,677	2,450	2,341

Total Earnings	214,957	423,064	420,771	397,721	386,475	362,764

Less: Capitalized interest	(1,567)	(2,571)	(3,248)	(5,946)	(4,056)	(3,113)

Adjusted Earnings	$213,390	$420,493	$417,523	$391,775	$382,419	$359,651

FIXED CHARGES
Interest expense	$28,281	$56,973	$55,140	$59,913	$64,114	$41,832
Capitalized interest	1,567	2,571	3,248	5,946	4,056	3,113
Portion of rents representative of the
interest factor	12,242	24,070	23,418	22,845	23,520	19,396

Total Fixed Charges	$42,090	$83,614	$81,806	$88,704	$91,690	$64,341

Ratio of Earnings to Fixed Charges	5.07	5.03	5.10	4.42	4.17	5.59